UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 13, 2026, Fusion Fuel Green PLC (the “Company”) entered into a separate Warrants Cancellation and Exchange Agreement, dated as of November 13, 2026 (or, in the case of Lantern Management Fund LP, November 10, 2026) (each, a “Warrant Exchange Agreement”) with each of Roxy Capital Corp., Bower Four Capital Corp., Leede Financial Inc. ITF Anthony Milewski, RJL18 Capital LP, Daniel Farb, Vayo Ventures Ltd., and Lantern Management Fund LP (each, a “Warrant Investor”). Under each Warrant Exchange Agreement, the outstanding warrants held by the Warrant Investor that were issued pursuant to the Warrants Cancellation and Exchange Agreement dated as of December 5, 2025, and the Securities Purchase Agreements dated as of February 14, 2026 and August 7, 2026, having exercise prices ranging from $3.50 to $6.864 per share (the “Existing Warrants”), were cancelled and exchanged, pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, for new warrants (the “New Warrants”) to purchase the same number of Class A ordinary shares of the Company, nominal value $0.0035 per share (“Class A Ordinary Shares”), at reduced exercise prices. The New Warrants issued to the Warrant Investors are exercisable for an aggregate of 3,015,952 Class A Ordinary Shares, as follows: Roxy Capital Corp., 546,928 shares at an exercise price of $0.52 per share; Bower Four Capital Corp., 566,015 shares at $0.51 per share; Leede Financial Inc. ITF Anthony Milewski, 194,617 shares at $0.50 per share; RJL18 Capital LP, 208,197 shares at $0.53 per share; Daniel Farb, 125,197 shares at $0.54 per share; Vayo Ventures Ltd., 98,039 shares at $0.53 per share; and Lantern Management Fund LP, 1,276,959 shares at $0.50 per share. The New Warrants are subject to a beneficial ownership limitation of 9.99% for each of Leede Financial Inc. ITF Anthony Milewski and Lantern Management Fund LP, and 4.99% for each of Bower Four Capital Corp., Roxy Capital Corp., RJL18 Capital LP, Daniel Farb, and Vayo Ventures Ltd. The New Warrants expire at 5:00 p.m. (New York City time) on the date that is two calendar days (in the case of Roxy Capital Corp.), three calendar days (in the case of Bower Four Capital Corp.), five calendar days (in the case of RJL18 Capital LP and Daniel Farb), seven calendar days (in the case of Leede Financial Inc. ITF Anthony Milewski and Vayo Ventures Ltd.) or 28 calendar days (in the case of Lantern Management Fund LP) after the date of the applicable Warrant Exchange Agreement.

The New Warrants are exercisable solely for cash, subject to customary adjustments. To the extent that an exercise would cause the holder to exceed its beneficial ownership limitation, the holder may elect to receive pre-funded warrants with a remaining exercise price of $0.0035 per share (the “New Pre-Funded Warrants”) in lieu of the excess Class A Ordinary Shares, upon payment of the exercise price of the New Warrant less $0.0035 per share. The beneficial ownership limitation may be raised or lowered to any other percentage not in excess of 9.99%, at the option of each holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company.

If all of the New Warrants were exercised in full for cash, the Company would receive aggregate gross proceeds of approximately $1,538,770, which the Company intends to use for working capital and general corporate purposes. No Warrant Investor is obligated to exercise its New Warrants.

Each of the Warrant Investors previously purchased securities from the Company. In addition, Roxy Capital Corp., Bower Four Capital Corp., and Lantern Management Fund LP each beneficially owned approximately 9.99% of the outstanding Class A Ordinary Shares as of September 10, 2026, and Anthony Milewski, a beneficial owner of the securities held by Leede Financial Inc. ITF Anthony Milewski, is the former Chief Executive Officer, President and director of Royal Uranium Inc., a wholly-owned subsidiary of the Company.

The forms of the New Warrants, the New Pre-Funded Warrants and the Warrant Exchange Agreements are furnished as Exhibits 4.1, 4.2 and 10.1, respectively, to this Report on Form 6-K, and the foregoing description is qualified in its entirety by reference to such exhibits.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-298887, 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
4.1	Form of Ordinary Shares Purchase Warrant
4.2	Form of Pre-Funded Ordinary Shares Purchase Warrant
10.1	Form of Warrants Cancellation and Exchange Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: November 13, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer